FILED PURSUANT TO RULE 424(b)(7)
UNDER THE SECURITIES ACT OF
1933 IN CONNECTION WITH
REGISTRATION NO. 333-137870
PROSPECTUS SUPPLEMENT
dated April 27, 2010
(to Prospectus dated October 24, 2006)
RENTECH, INC.
4,613,150 Shares of Common Stock
     This prospectus supplement supplements our prospectus dated October 24, 2006, relating to the resale by selling shareholders identified therein of shares of our common stock that may be issuable upon the vesting of restricted stock units or the exercise of outstanding warrants to purchase shares of common stock. You should read this prospectus supplement together with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except together with, the prospectus, including any amendments to it. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference in it, except to the extent that the information provided by this prospectus supplement supersedes information contained or incorporated by reference in the prospectus.
     You should consider carefully the risk factors beginning on page 3 of the prospectus as well as the risk factors relating to our business that are incorporated by reference in the prospectus before investing in the shares of common stock that may be issuable upon exercise of the warrants.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 27, 2010

     The table of selling shareholders appearing under the caption “Selling Shareholders” beginning on page 19 of the prospectus, is hereby supplemented and amended by adding to it the information regarding certain selling shareholders set forth below. As indicated in the footnotes to the table below, the information set forth below supersedes and replaces the information in the prospectus listing East Cliff Advisors, LLC as a selling shareholder.
     The information set forth below is based on information provided to us by or on behalf of the selling shareholders. The selling shareholders identified below, or those listed in the prospectus, may have sold, transferred or otherwise disposed of all or a portion of the securities identified below or listed in the prospectus since the date on which they provided the information.

		Maximum
		Number of
		Shares of			Number of
	Shares of	Common Stock			Shares Being
	Common Stock	Issuable Upon	Shares of Common Stock		Offered for Resale	Common Stock
	Beneficially	Exercise of the	Beneficially Owned		under this	Beneficially Owned
	Owned	Outstanding	After Exercise		Prospectus	after Resale (2)
Name	Before Exercise (1)	Warrants	Number	Percent (1)	Supplement (2)	Number	Percent (1)

Ramsbottom Family Living Trust (3)(4)	2,801,660	2,770,000	2,801,660	*	2,770,000	31,660	*
Sally Ramsbottom (5)	111,450	100,000	111,450	*	100,000	11,450	*
Total	2,913,110	2,870,000	2,913,110	*	2,870,000	43,110	*

*	Less than one percent common stock outstanding, as applicable.

(1)	Includes shares of common stock issued and outstanding as of the date of this prospectus supplement and, with respect to each person or entity, shares of common stock issuable upon exercise of common stock purchase warrants and any other shares of common stock the selling shareholder has the right to acquire within 60 days of April 26, 2010. The percentage ownership data is based on 214,833,633 shares of our common stock issued and outstanding as of March 31, 2010.

(2)	Assumes the selling shareholder sells all of the common stock being offered by this prospectus supplement and the accompanying prospectus and does not hold shares outside of the common stock offered by this prospectus supplement and the accompanying prospectus.

(3)	This warrant was received by assignment from East Cliff Advisors, LLC (“East Cliff”), an entity controlled by D. Hunt Ramsbottom, the Chief Executive Officer and President of Rentech, Inc. (the “Company”). D. Hunt Ramsbottom is also the trustor and trustee of the Ramsbottom Family Living Trust.

(4)	Includes a warrant held by Ramsbottom Family Living Trust that is exercisable with respect to 1,982,500 shares of common stock, which expires on the earlier of 90 days after Mr. Ramsbottom ceases to be employed by the Company or December 31, 2011. Also includes a warrant that is exercisable for 787,500 shares of common stock. Half of this warrant vests upon the sooner of the Company’s stock price reaching $5.25 or higher for 12 consecutive trading days or December 31, 2011 (so long as Mr. Ramsbottom is still an employee of the Company on such date). The expiration date for this half of the warrant is December 31, 2012. The other half of this warrant will vest upon the Company’s stock price reaching $5.25 or higher for 12 consecutive trading days. The expiration date for this half of the warrant is the earlier of 90 days after Mr. Ramsbottom ceases to be employed by the Company or December 31, 2011. East Cliff acquired the warrants directly from the Company on August 5, 2005. The exercise price of each of the warrants is $1.82 per share. Mr. Ramsbottom is a trustor of Ramsbottom Family Living Trust.

(5)	Includes 100,000 shares of common stock issuable upon exercise of a warrant acquired from East Cliff as a gift on February 8, 2010.